

July 22, 2010

Mr. James S. Heiser
Vice President, General Counsel, and Secretary
Ducommun Incorporated
23301 Wilmington Avenue
Carson, CA 90745-6209

>   **Re: Ducommun Incorporated**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed July 7, 2010**
>   **File No. 333-167021**

Dear Mr. Heiser:

We have reviewed your responses to the comments in our letter dated June 8, 2010 and have the following additional comments.

Risk Factors, page 1

1.   We note your response to our prior comment number 1; however, the first paragraph under this heading continues to refer to risks which may be described in sections of the relevant documents other than the risk factors section. Please revise to remove references to such other section, since you must describe all known material risks in the risk factors section.

Exhibit 5.1

2.   Please have counsel revise paragraph (vii) on page 3 and paragraph A on page 8 to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

3.   We note your response to previous comment 2, and we note that counsel's opinion is limited to the laws of the State of New York, the Delaware General Corporation Law, and the California Corporations Code. We also note that the subsidiary guarantors are incorporated or organized in Arizona, Alabama, California, Delaware, or New York. Counsel is entitled to rely upon another counsel's opinion to the extent necessary. Please have counsel revise its opinion letter so that it relies on the opinions filed as Exhibits 5.2 and 5.3.

Exhibit 5.2

4. Please have counsel revise paragraph (i) on page 2 and the third sentence of the penultimate paragraph on page 2 to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

Exhibit 5.3

5. Please have counsel remove the list of documents reviewed on pages 1 and 2. Counsel may review any documents of its client it believes are necessary to render an opinion. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

6. Please have counsel revise paragraph 4.2 to remove the assumption that "the Securities will contain typical and customary terms" as it is not appropriate to include such a subjective assumption in counsel's opinion nor is it appropriate to shift such a risk to investors.

7. Please have counsel revise paragraph 4.4 on page 2 to indicate that the opinion speaks as of the date of the effectiveness of the registration statement. Alternatively, confirm that counsel will refile the opinion dated the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief- Legal

cc: Via Facsimile: (213) 229-6196
        Dhiya El-Saden, Esq.
        Gibson, Dunn & Crutcher LLP